Officer and Director Information for Swift Rails, Inc.

Kevin Neumaier, PE, CEO and Chairman of the Board

	Dates of Board Service: Sep 2019 - present
Principal Occupation:	President/CEO of Swift Rails, Inc.
Employer Dates of Service:	Oct 2014 – present
Employer's principal business:	Transportation

Positions with the Company:

Position: President/CEO	Dates of Service: Sep 2019 – present
Position: Chairman of the Board	Dates of Service: Sep 2019 – present
Dates of Service:	Oct 2014 – present (including with the Company's predecessor, Swift Rails, LLC)
Responsibilities:	Lead all aspects of running the Company

Prior Business Experience:

Mr. Neumaier joined the Company in September of 2019 after leading its predecessor company (Swift Rails, LLC) beginning in October of 2014.

Mr. Neumaier is the former Chief Executive Officer of Ecology & Environment, Inc., a publicly traded company that provided environmental and engineering consulting services to clients worldwide. While at Ecology & Environment, Mr. Neumaier managed 1,600 employees and professionals on 5 continents. During his tenure as CEO, he grew the company 60%, including through the 2008 financial crisis.

Prior to becoming CEO at Ecology & Environment, Mr. Neumaier served as Chief Information Officer and Senior Vice President, Sustainability. In those roles, Mr. Neumaier designed and developed "GreenRide," a web-based ride sharing system that included vanpooling and integration with transit. GreenRide was sold to 56 MPOs (Metropolitan Planning Organizations), transit agencies, large campuses and employers making it accessible to over 10 million people.

Mr. Neumaier has a BS in Civil & Environmental Engineering from Clarkson University, a MS in Natural Science from the University of New York at Buffalo, and is a licensed professional engineer. He has been thinking about a sustainable rail vehicle since 1995. In 2009, Mr. Neumaier gave a talk at the UN Climate Meeting in Copenhagen on the need for a different type of transportation system.

James Enright

	Dates of Board Service: Sep 2019 - present
Principal Occupation:	Manager of Auto Technician business
Employer Dates of Service:	Feb 1993 – present
Employer's principal business:	Auto and fleet repair and service

Positions with the Company:

Position: Chief Design Officer	Dates of Service: Oct 2014 – present
Position: Vice President	Dates of Service: Sep 2019 – present
Position: Board Member	Dates of Service: Sep 2019 – present
Dates of Service:	Oct 2014 (including with predecessor company) – present
Responsibilities:	Leads vehicle and track design and prototype production

Business Experience:

Employer:	Russo's Automotive Service
Employer's principal business:	Auto and fleet repair and service
Title:	Supervising Mechanic
Dates of Service:	Feb 1993 – present
Responsibilities:	Master auto mechanic supervising five mechanics on all models of cars. 60,000 vehicles repaired in the past 30 years. Advanced training in electrical repair, hydraulic, and welding fabricating.

James is the co-innovator of SWIFT Rails. He is quick taking theories to actual physical products and has excellent manufacturing process knowledge. James designs SWIFT Rails vehicles and track to be highly functional and easy to service.

James has repaired over 25,000 vehicles in his thirty-year career that has focused on high-end vehicles such as BMW, Mercedes, Porsche, Audi and classic car restoration. He has a wide range of vehicle systems experience, including electrical, hydraulic repair, and welding fabrication.

James has advanced training from the Bosch School, Chrysler School, GM School, Hybrid training school, GMC school, and Isuzu school. James graduated from Alfred University and was recognized with their Outstanding Student Award.

Anthony Gale, MBA, PMP, ITIL

	Dates of Board Service: Nov 2019 - present
Principal Occupation:	COO of Swift Rails, Inc.
Employer Dates of Service:	Nov 2019 – present
Employer's principal business:	Transportation

Positions with the Company:

Position: Chief Operating Officer	Dates of Service: Nov 2019 – present
Position: Board Member	Dates of Service: Nov 2019 – present
Dates of Service:	Nov 2019 – present

Responsibilities:	Strategic planning, operations, business development, engaged in multiple roles to assist across all areas of this start-up

Business Experience:

Employer:	Cubic Corporation
Employer's principal business:	Transportation
Title:	Strategic Advisor – Nextbus Transit RTPI
Dates of Service:	Feb 2019 – Mar 2019
Responsibilities:	Developed and executed a comprehensive plan to successfully transition finance, business development, engineering, field services and operations to NextBus leadership succession.

Employer:	Cubic Corporation
Employer's principal business:	Transportation
Title:	General Manager and Vice President – Nextbus Transit RTPI
Dates of Service:	Feb 2017 – Jan 2019

Responsibilities at Cubic Corporation:

- Established and deployed company's first AWS Cloud and Machine Learning based B2B SaaS platform.
- Cut OPEX by ~20% by relocating engineering and operations from CA to TX and reducing headcount.
- Reduced errors and RMA costs by ~$100K by transferring hardware assembly site to an ISO 9001 facility.
- Boosted on-time delivery from <80% to 95% by improving forecasts, inventory control, and oversight.
- Revitalized product line to expand market offerings and address 3G End of Life (EOL) hardware.
- Achieved near 100% operational visibility and cost control by replacing legacy systems with SAP ERP.

Mr. Gale has over 15 years' management and operations experience with transportation hardware, software and SaaS businesses for Transit (Real-time Passenger Information Systems), School Transportation and Rideshare. He was previously Vice President and General Manager of Cubic Transportation's NextBus Real-Time Passenger Information (RTPI) business and prior to that was General Manager of Trapeze Software Group's School Transportation Division and was also responsible for Trapeze's Rideshare business P&L.

Tony has a MBA with an emphasis on supply chain management, a MS in remote sensing (Satellite imaging) specializing in GIS, and a BS in earth sciences. He is a Project Management Professional (PMP) with the Project Management Institute (PMI) and is also ITIL certified.

Daryl Anderson, CFA

Dates of Board Service: Sep 2019 - present

Principal Occupation: CFO of Swift Rails, Inc.
Employer Dates of Service: Apr 2017 – present
Employer's principal business: Transportation

Positions with the Company:

Position:	CFO	Dates of Service: Apr 2017 – present
Position:	Secretary	Dates of Service: Sep 2019 – present
Position	Treasurer	Dates of Service: Sep 2019 – present

Dates of Service: Apr 2017 – present
Responsibilities: Strategic planning, finance functions, business development, engaged in multiple roles to assist across all areas of this start-up

Business Experience:

Employer: Kei Advisors, Inc.
Employer's principal business: Investor Relations & Business Consulting
Title: Director of Research
Dates of Service: Mar 2017 – present

Responsibilities at KEI Advisors:
- Senior analyst on a small research team of an investor relations firm with seventeen publicly traded companies as clients
- Regularly interact with C-level executives of client companies
- Participate in executive management discussions with equity analysts and investment bankers in meetings, calls, and at conferences
- Create presentations for use in analyst meetings, industry conferences, and quarterly earnings calls
- Write annual shareholder letters, press releases, earnings releases, and call scripts
- Perform economic analysis, peer group analysis and other ad-hoc research requests
- Maintain financial models and model forecasts for client companies

Mr. Anderson has twenty years of experience in financial markets and risk management that included advising some of the world's largest corporations and founding one of the earliest electronic arbitrage trading firms. Daryl is a Chartered Financial Analyst (CFA) with a B.S in Finance from Canisius College.

Mark Cotter, CSP, CIH

Dates of Board Service: Sep 2019 - present
Principal Occupation: Safety Engineer
Employer Dates of Service: Feb 2018 – present
Employer's principal business: Industrial Hygiene and Environmental consultation

Positions with the Company:

Chief Safety Officer   Dates of Service: Apr 2017 – present
Board Member   Dates of Service: Sep 2019 – present

Dates of Service:	Apr 2017 – present
Responsibilities:	Point of Contact for federal, state and local regulatory agencies to get necessary permits to ensure projects are done in a regulatory compliant manner to ensure worker protection and OSHA compliance

<u>Business Experience:</u>

Employer:	GSD Trading USA Inc.
Employer's principal business:	Industrial Decommissioning and Demolition
Title:	Safety Engineer Dates of Service: Apr 2014 – present
Responsibilities:	Serves as corporate Environmental, Health and Safety Manager (EHS) and responsible for employee safety and environmental compliance. Prepares site -specific health and safety plans, write SPCC and SWPPP plans, obtain necessary federal and state demolition permits, supervise work crews conducting asbestos / lead abatement and management / removal of hazardous waste as required by federal and state mandates prior to demolition.

Employer:	Federal Government (Veterans Administration)
Employer's principal business:	Health care
Title:	Industrial Hygienist / Regional Environmental Manager
Dates of Service:	Apr 1988- Sep 2018 (retired)
Responsibilities:	
	Regional Environmental Manager for VISN -2 Veterans Administration. Supervised a staff of 5 Environmental Engineers to support 6 major Medical Centers and 47 Outpatient Clinics to ensure Federal and State compliance for hazardous waste management, NEPA, Clean Air Act, Air permitting SPDES permitting per ISO 14001.

Mr. Cotter is the Company's Chief Safety Officer. His job is to make sure that we are as safe as we can possibly be. Mr. Cotter has over 30 years of Environmental, Health and Safety experience. He has experience with the preparation and implementation of site-specific health and safety plans (HASP's). Mr. Cotter serves as the Point of Contact for federal, state and local regulatory agencies to get necessary permits to ensure projects are done in a regulatory compliant manner to ensure worker protection and OSHA compliance. He manages QA/QC programs to confirm and verify that work meets our standards and regulatory standards. Mr. Cotter is an instructor for OSHA 10 and 30 Hour Training, an ISO 14001 Lead Environmental Auditor and Certified Root Cause Analysis (RCA) Investigator. Mr. Cotter also is involved in design and system implementation for the Company. Mr. Cotter graduated with a B.S. from University of Montana and M.S. from Virginia Commonwealth.